Exhibit g.3
FEE WAIVER AGREEMENT
     THIS FEE WAIVER AGREEMENT (the “Agreement”) dated as of January 19, 2011, is by and between Tortoise Capital Advisors, L.L.C. (the “Advisor”) and Tortoise Energy Infrastructure Corporation (the “Company”).
     WHEREAS, the Advisor and the Company have entered into an Investment Advisory Agreement, dated September 15, 2009 (the “Advisory Agreement”), whereby the Advisor provides certain investment advisory services to the Company;
     WHEREAS, the Advisor desires to enter into this Agreement to waive certain fees due to the Advisor under the Advisory Agreement in connection with the offering by the Company of shares of its common stock in a registered direct offering pursuant to the terms of a Purchase Agreement dated January 19, 2011 (the “Offering”);
     WHEREAS, the Advisor understands and intends that: (i) the Company will rely on this Agreement in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes; (ii) only the Company may terminate this Agreement; and (iii) the Company is expressly permitted to do the foregoing; and
     WHEREAS, the shareholders of the Company will benefit from the waiver set forth in this Agreement by incurring lower Company operating expenses than they would absent such waiver.
     NOW, THEREFORE, the Advisor agrees to waive, through July 19, 2011, all of it its fees due under the Advisory Agreement related to the net proceeds received by the Company from the Offering.
     IN WITNESS WHEREOF, the Advisor and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

TORTOISE CAPITAL ADVISORS, L.L.C.
By:	/s/ Kenneth P. Malvey
Name:	Kenneth P. Malvey
Title:	Managing Director

TORTOISE ENERGY INFRASTRUCTURE CORPORATION
By:	/s/ Zachary A. Hamel
Name:	Zachary A. Hamel
Title:	Senior Vice President